Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:

Cinjet, Inc.

File Reference No: 000-52446

We were previously the independent registered public accounting firm for Cinjet, Inc., and under the date of February 9, 2015, we reported on the financial statements of Cinjet, Inc. as of December 31, 2014 and for the year then ended.

On May 5, 2015, the Company dismissed us as its independent registered public accounting firm. We have read Cinjet, Inc. statements included in Item 4.01 on Form 8-K regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements of the Company contained therein.

Very truly yours,

/s/ Bongiovanni & Associates, P.A.

Bongiovanni & Associates, P.A.